June 11, 2019

Ryan L. Pape
President and Chief Executive Officer
XPEL, Inc.
618 West Sunset Road
San Antonio, TX 78216

       Re: XPEL, Inc.
           Registration Statement on Form 10
           Filed April 3, 2019
           File No. 1-38858
           File No. 1-38858

Dear Mr. Pape:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction